FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

LPBP Inc. (the “Company”)
100 International Blvd.
Toronto, Ontario M9W 6J6

Item 2    Date of Material Change

October 4, 2006.

Item 3    News Release

A news release was issued by the Company and disseminated via Canada NewsWire on October 5, 2006.

Item 4    Summary of Material Change

On October 4, 2006, MDS Inc. (“MDS”), the Company’s largest shareholder, agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at CAD$1.3 billion (the “MDS Sale”). MDS’ Canadian diagnostics business includes its indirect interest in the business of the MDS Laboratory Services, L.P. (the “Labs LP”), which is the principal asset of the Company. The Company is the sole limited partner of the Labs LP and is entitled to receive 99.99% of the net income of the Labs LP. The purchase price allocated to the sale of the assets of the Labs LP is approximately CAD$750 million, subject to certain adjustments (the “Partnership Sale”).

On completion of the sale, from the total purchase price allocated to the sale of the assets of the Labs LP of CAD$750 million, the Company expects to realize net proceeds of approximately CAD$640 million after provision for taxes and expenses. The MDS Sale is subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”). The amount of the Holdback, if any, that might be retained by the Borealis Group cannot be quantified at this time. The Holdback will not exceed 10.5% of the total sale price allocated to the Partnership Sale. The transaction is expected to close by the end of January 2007.

The Board of Directors of the Company (with MDS’ representative abstaining) unanimously determined that the Partnership Sale is in the best interest of the Company and recommend that shareholders vote in favour of the Partnership Sale. The general partner of the Labs LP has advised that the Partnership Sale is in the best interests of the Labs LP.

If the MDS Sale is completed, the Board of Directors currently intends to distribute the net proceeds received from the Labs LP, less amounts required for general corporate purposes and to cover income taxes and other costs and expenses related to the Partnership Sale, to shareholders of the Company in accordance with the terms of its Articles. The amount and timing of the distribution will be determined once the transaction has been completed.

Item 5    Full Description of Material Change

On October 4, 2006, MDS, the Company’s largest shareholder, agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to the Borealis Group in a transaction valued at CAD$1.3 billion. MDS’ Canadian diagnostics business includes its indirect interest in the business of the Labs LP, which is the principal asset of the Company. The Company is the sole limited partner of the Labs LP and is entitled to receive 99.99% of the net income of the Labs LP. The purchase price allocated to the sale of the assets of the Labs LP is approximately CAD$750 million, subject to certain adjustments.

On completion of the sale, from the total purchase price allocated to the sale of the assets of the Labs LP of CAD$750 million, the Company expects to realize net proceeds of approximately CAD$640 million after provision for taxes and expenses. The MDS Sale is subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale. The amount of the Holdback, if any, that might be retained by the Borealis Group cannot be quantified at this time. The Holdback will not exceed 10.5% of the total sale price allocated to the Partnership Sale. The transaction is expected to close by the end of January 2007. The purchase agreement governing the Partnership Sale is available under the Company’s SEDAR profile at www.sedar.com. The Company understands that MDS has or will make available each of other material agreements governing the MDS Sale under MDS’ SEDAR profile at www.sedar.com.

The Board of Directors of the Company has called a special meeting of shareholders to be held on November 24, 2006 at which shareholders will be asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. The Company anticipates that the management information circular containing further particulars of the MDS Sale and the Partnership Sale will be mailed to shareholders in early November 2006.

A committee of directors who are independent of MDS has reviewed and evaluated the terms of the Partnership Sale with its independent legal counsel and its independent financial advisor. The Board of Directors of the Company (with MDS’ representative abstaining) unanimously determined that the Partnership Sale is in the best interest of the Company and recommend that shareholders vote in favour of the Partnership Sale. The general partner of the Labs LP has advised that the Partnership Sale is in the best interests of the Labs LP.

MDS is the holder of approximately 47.5% of the outstanding Class A Common Shares and all of the outstanding Class B Non-Voting Shares of the Company, which total approximately 99.56% of the outstanding shares of the Company. A wholly-owned subsidiary of MDS is the general partner of the Labs LP. As previously disclosed by the Company, on September 1, 2005, MDS announced a shift of focus for its businesses. As part of its repositioning, MDS proceeded to review the appropriateness of alternative ownership structures for its Canadian diagnostic businesses which ultimately led to the proposed MDS Sale.

If the MDS Sale is completed, the Board of Directors currently intends to distribute the net proceeds received from the Labs LP, less amounts required for general corporate purposes and to cover income taxes and other costs and expenses related to the Partnership Sale, to shareholders of the Company in accordance with the terms of its Articles. The amount and timing of the distribution will be determined once the transaction has been completed.

This material change report contains forward-looking statements relating to the proposed sale by the Labs LP of substantially all of its assets and the intended use of proceeds following the completion of the transaction. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the proposed sale not to occur or not to occur within the expected period, or the Labs LP not to distribute the proceeds or the Company to use any distribution received in a different manner than expected. These factors include, without limitation, MDS’ ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the MDS Sale and changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute the proceeds, most of which are beyond MDS’ and the Company’s control. Risk factors relating to the Company’s business are discussed in greater detail under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR, May 14, 2004) and in its other filings with securities regulatory authorities, copies of which may be obtained at www.sedar.com or www.sec.gov. Readers should carefully consider all such risk factors and should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

The executive officer of the Company who is knowledgeable about this material change and this material change report is John R. Anderson, President and Chief Executive Officer at 416 213-0565.

DATED this 13th day of October, 2006.